Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,

	2002	2001(a)	2000(a)	1999 (a)	1998

Earnings—
Pre-Tax income (loss) from continuing
operations	$13,685	$(95,614)	$(303,576)	$(184,280)	$(54,600)
Add: Allocated losses of equity investees	—	26,495	119,183	84,545	75,052
Fixed charges	22,824	26,100	29,613	25,850	9,434
Amortization of capitalized interest	182	222	3,846	4,893	1,504
Less: Interest capitalized	—	—	(1,846)	(3,100)	(1,705)

Earnings	$36,691	$(42,797)	$(152,780)	$(72,092)	$29,685

Fixed Charges—
Interest costs, both capital and expense, and amortization of debt costs	$17,450	$21,671	$25,883	$22,920	$7,511
Portion of rental expense representative of interest factor	5,374	4,429	3,730	2,930	1,923

Fixed Charges	$22,824	$26,100	$29,613	$25,850	$9,434

Ratio of Earnings to Fixed Charges	1.6	—	—	—	3.1

(a)	For purposes of computing the ratio of earnings to fixed charges, earnings include pre-tax income (loss) from continuing operations and fixed charges less capitalized interest. Earnings are also adjusted to exclude allocated share of losses of affiliates. Fixed charges consist of interest expense, capitalized interest, a portion of rental expense (deemed by management to be representative of the interest factor of rental payments) and amortization of debt issuance costs. Earnings were inadequate to cover fixed charges by approximately $68.9 million, $182.4 million and $97.9 million for the years ending December 31, 2001, 2000 and 1999, respectively.